FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                        For the month of November, 2003

                          GRANITE MORTGAGES 03-2 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                              4 Royal Mint Court,
                           London EC3N 4HJ, England
                   (Address of principal executive offices)




         Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

         Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                   GRANITE MORTGAGES 03-2 PLC


                                   By:            /s/  Clive Rakestrow
                                      ----------------------------------------
                                   Name:  L.D.C. Securitisation Director No. 1
                                   Limited by its authorized person Clive
                                   Rakestrow for and on its behalf
                                   Title:  Director
Date: 19 December 2003

                                   GRANITE FINANCE FUNDING LIMITED


                                   By:            /s/  Nigel  Charles Bradley
                                      -----------------------------------------
                                   Name:  Nigel Charles Bradley
                                   Title:  Director
Date: 19 December 2003

                                   GRANITE FINANCE TRUSTEES LIMITED


                                   By:            /s/  Daniel Le Blancq
                                      -----------------------------------------
                                   Name:  Daniel Le Blancq
                                   Title:  Director
Date: 19 December 2003

INVESTORS' MONTHLY REPORT
GRANITE MORTGAGES 03-2 PLC

Monthly Report re: Granite Mortgages 03-2 Plc, Granite Finance Trustees Limited and Granite Finance Funding Limited
Period 1 November 2003 - 30 November 2003

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.


Mortgage Loans

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Number of Mortgage Loans in Pool                   186,320

Current Balance                            (GBP)13,694,898,654

Last Months Closing Trust Assets           (GBP)13,818,644,192

Funding share                              (GBP)12,733,905,268

Funding Share Percentage                           92.98%

Seller Share*                              (GBP)960,993,385

Seller Share Percentage                             7.02%

Minimum Seller Share (Amount)*             (GBP)376,645,649

Minimum Seller Share (% of Total)                   2.75%

Excess Spread last period annualised (% of Total)   0.12%
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* Please see the Additional Notes to the Investor Reports


Arrears Analysis of Non Repossessed Mortgage Loans

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                   Number     Principal (GBP)  Arrears (GBP)  By Principal (%)

< 1 Month         183,708      13,522,195,659        0                  98.74%

> = 1 < 3 Months    2,024         135,917,774     1,262,231              0.99%

> = 3 < 6 Months      459          28,671,700       686,544              0.21%

> = 6 < 9 Months       95           5,939,064       245,353              0.04%

> = 9 < 12 Months      22           1,436,033        88,343              0.01%

> = 12 Months          12             738,424        71,529              0.01%

Total             186,320      13,694,898,654     2,354,000            100.00%
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Properties in Possession

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                               Number         Principal (GBP)    Arrears (GBP)

Total (since inception)          82             4,361,178          179,863
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Properties in Possession                                                47

Number Brought Forward                                                  25

Repossessed (Current Month)                                             22

Sold (since inception)                                                  35

Sold (current month)                                                     4

Sale Price / Last Loan Valuation                                         1.07

Average Time from Possession to Sale (days)                            119

Average Arrears at Sale                                         (GBP)2,017

Average Principal Loss (Since inception)*                         (GBP)554

Average Principal Loss (current month)**                          (GBP)741

MIG Claims Submitted                                                     7

MIG Claims Outstanding                                                   0

Average Time from Claim to Payment                                      59
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*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.

**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.

Note: The arrears analysis and repossession information is at close of business for the report month


Substitution

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                                             Number          Principal (GBP)

Substituted this period                       6,090           (GBP)499,999,907

Substituted to date (since 26 March 2001)    287,381       (GBP)21,658,382,742

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CPR Analysis

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                                             Monthly            Annualised

Current Month CPR Rate                        4.60%               42.70%

Previous Month CPR Rate                       4.74%               44.14%
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Weighted Average Seasoning (by value) Months                    24.82

Weighted Average Remaining Term (by value) Years                19.93

Average Loan Size                                         (GBP)73,502

Weighted Average LTV (by value)                                 74.53%

Weighted Average Indexed LTV (by value)                         60.13%

Fast Track (by value)                                           22.01%
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Product Breakdown
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Fixed Rate (by balance)                                         49.43%

Together (by balance)                                           27.17%

Capped (by balance)                                              1.76%

Variable (by balance)                                           20.78%

Tracker (by balance)                                             0.87%

Total                                                          100.0%
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Geographic Analysis

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                   Number        % of Total      Value (GBP)       % of Total

East Anglia        4,289           2.30%         313,613,179            2.29%

East Midlands      15,105          8.11%         975,076,784            7.12%

Greater London     23,171         12.44%       2,697,895,035           19.70%

North              26,462         14.20%       1,311,971,291            9.58%

North West         28,306         15.19%       1,657,082,737           12.10%

South East         29,565         15.87%       2,901,949,025           21.19%

South West         13,244          7.11%       1,055,876,686            7.71%

Wales              9,121           4.90%         524,514,618            3.83%

West Midlands      14,067          7.55%         954,534,436            6.97%

Yorkshire          22,990         12.34%       1,302,384,862            9.51%

Total             186,320          100%       13,694,898,654          100%
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LTV Levels Breakdown
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                                  Number          Value (GBP)       % of Total

0% < 25%                           6,010           232,813,277          1.70%

> = 25% < 50%                     22,453         1,526,981,200         11.15%

> = 50% < 60%                     14,553         1,190,086,693          8.69%

> = 60% < 65%                      8,397           724,460,139          5.29%

> = 65% < 70%                      9,770           861,409,125          6.29%

> = 70% < 75%                     15,424         1,261,300,166          9.21%

> = 75% < 80%                     13,235         1,232,540,879          9.00%

> = 80% < 85%                     14,258         1,151,740,977          8.41%

> = 85% < 90%                     30,478         2,062,451,737         15.06%

> = 90% < 95%                     38,616         2,662,288,298         19.44%

> = 95% < 100%                    12,979           780,609,223          5.70%

> = 100%                            147              8,216,939          0.06%

Total                             186,320       13,694,898,654         100.0%
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Repayment Method

------------------------------------------------------------------------------
                                  Number          Value (GBP)       % of Total

Endowment                         31,230         2,178,858,376         15.91%

Interest Only                     14,159         1,583,130,284         11.56%

Pension Policy                      659             62,996,534          0.46%

Personal Equity Plan               1,377            95,864,291          0.70%

Repayment                         138,895        9,774,049,169         71.37%

Total                             186,320       13,694,898,654        100.00%
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Employment Status
------------------------------------------------------------------------------
                                  Number          Value (GBP)       % of Total

Full Time                         166,434        11,920,039,788        87.04%

Part Time                           1,582            86,277,862         0.63%

Retired                               466            15,064,389         0.11%

Self Employed                      11,667         1,257,191,696         9.18%

Other                               6,171           416,324,919         3.04%

Total                             186,320        13,694,898,654       100.00%
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NR Current Existing Borrowers' SVR                     5.74%

Effective Date of Change                           1 December 2003
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Notes    Granite Mortgages 03-2 plc

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                    Outstanding       Rating         Reference Rate     Margin
                                  Moodys/S&P/Fitch

Series 1

A1                $917,674,106     Aaa/AAA/AAA        1.24%               0.08%

A2              $1,006,000,000     Aaa/AAA/AAA        1.32%               0.16%

A3                $500,000,000     Aaa/AAA/AAA        1.41%               0.25%

B                 $76,500,000       Aa3/AA/AA         1.65%               0.49%

C                 $10,500,000      Baa2/BBB/BBB       2.71%               1.55%

Series 2

A             (euro)300,000,000    Aaa/AAA/AAA        2.39%               0.25%

B              (euro)72,900,000     Aa3/AA/AA         2.63%               0.49%

M              (euro)52,300,000      A2/A/A           2.89%               0.75%

C1             (euro)16,000,000    Baa2/BBB/BBB       5.20%   Fixed until 07/10

C2             (euro)65,500,000    Baa2/BBB/BBB       3.69%               1.55%

Series 3

A              (GBP)352,280,000    Aaa/AAA/AAA        4.625%  Fixed until 07/10

C               (GBP)15,000,000    Baa2/BBB/BBB       5.32%               1.55%
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Credit Enhancement

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                                                        % of Notes Outstanding

Class B and M Notes ((GBP)Equivalent)   (GBP)137,050,418          5.98%

Class C Notes ((GBP)Equivalent)          (GBP)79,770,314          3.48%

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                                                            % of Funding Share

Class B and M Notes ((GBP)Equivalent)    (GBP)137,050,418         1.08%

Class C Notes ((GBP)Equivalent)           (GBP)79,770,314         0.63%
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Granite Mortgages 03-2 Reserve
Fund Requirement                          (GBP)35,000,000          0.27%

Balance Brought Forward                   (GBP)19,084,765          0.15%

Drawings this Period                           (GBP)0              0.00%

Excess Spread this Period                  (GBP)1,182,862          0.01%

Funding Reserve Fund Top-up this Period*       (GBP)0              0.00%

Current Balance                            (GBP)20,267,627         0.16%
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Funding Reserve Balance                    (GBP)24,525,584         0.19%

Funding Reserve %                                   0.6%             NA
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*Top-ups only occur at the end of each quarter.

Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom